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19010805

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MAR 01 2019

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRICKELL GLOBAL MARKETS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 BRICKELL AVENUE, SUITE 490
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN R KARPEL, 305.347.8439
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1450 BRICKELL AVENUE, 18TH FLOOR	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, STEVEN R KARPEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRICKELL GLOBAL MARKETS, INC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY SALGADO-TORO
Notary Public - State of Florida
Commission # FF 217779
My Comm. Expires May 21, 2019
Bonded through National Notary Assn.

NOTARY PUBLIC STATE OF FLORIDA

02/28/2019

Signature

CHIEF FINANCIAL OFFICER / FINOP

Title

2/28/19

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRICKELL GLOBAL MARKETS, INC.
(A Wholly Owned Subsidiary of Brickell Bank)

Table of Contents

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Brickell Global Markets, Inc.
(A Wholly-Owned Subsidiary of Brickell Bank)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brickell Global Markets, Inc. (a Wholly-Owned Subsidiary of Brickell Bank) (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brickell Global Markets, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement are the responsibility of Brickell Global Markets, Inc.'s management. Our responsibility is to express an opinion on Brickell Global Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brickell Global Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statement, Brickell Bank (the "Parent") is committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

As further discussed in Note 8 to the financial statement, on August 8, 2014, the Parent agreed to a Consent Order (the "Order") with the Federal Deposit Insurance Corporation ("FDIC") and Florida Office of Financial Regulations ("OFR"), which requires the Parent to develop, adopt and comply with a plan for the disposition of the Parent by way of sale or merger of the Parent into an insured depository institution, or a liquidation of the Parent. Pursuant to the Order, the Parent is currently seeking to complete a sale of the Bank. In January 2018, the Parent entered into an agreement to sell substantially all of the stock of the Parent to a group of investors. Closing the transaction is subject to regulatory approvals. On January 8, 2019, the Parent received the approval of the sale from the State of Florida Department of Financial Regulation. Our opinion is not modified with respect to this matter.

Morrison, Brown, Argiz & Farra

We have served as Brickell Global Markets, Inc.'s auditor since 2015.

Miami, Florida
February 28, 2019

BRICKELL GLOBAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Brickell Bank)
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	82,800
Cash segregated under federal and other regulations		1,464,702
Deposit with clearing broker		505,820
Receivable from broker-dealer and clearing organization		24,258
Property and equipment, net		67,255
Other assets		141,978
Total assets	**$**	**2,286,813**
Liabilities and Stockholder's Equity		
Accounts payable, accrued expenses and other liabilities	$	1,154,895
Total liabilities		1,154,895
Commitments and contingencies (Notes 7 and 8)		
Stockholder's Equity:		
Common stock, $ 1.00 par value. Authorized, 10,000 shares; issued and outstanding, 10,000 shares		10,000
Additional paid in capital		5,290,000
Accumulated deficit		(4,168,082)
Total stockholder's equity		1,131,918
Total liabilities and stockholder's equity	**$**	**2,286,813**

See accompanying notes to financial statement.